SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On January 30, 2008, a consortium (the “Consortium”) consisting of Korea Electric Power Corporation (“KEPCO”), Korea Hydro & Nuclear Power Co.(“KHNP”), Korea Nuclear Fuel Co. (“KNFC”) and Hanwha Corporation (Hanwha), each a company in Korea, and Gravis Capital Corp. (Gravis), a Canadian company, entered into an agreement (the “Agreement”) with Fission Energy Corp. (“Fission”), a uranium exploration company located in Canada, to carry out a joint uranium exploration project to develop a uranium mine near Waterbury Lake, Canada (the “Project”).

Under the terms of the Agreement, the Consortium and Fission will each hold a 50% equity interest in the Project. The Project will have a term of three years. The estimated capital expenditure for the Project is KRW14 billion (C$15 million), all of which will be borne by the Consortium through cash contributions over the term of the Project. Under the terms of the Agreement, the Consortium will purchase the 50% equity interest in the Project held by Fission upon the final payment of cash contributions by the Consortium during the term of the Project.

KEPCO will have a 20% equity interest in the Project and is expected to make an estimated cash contribution of KRW5.6 billion (C$ 6 million). KHNP, a wholly-owned subsidiary of KEPCO, will hold a 15% equity interest and is expected to make an estimated cash contribution of KRW4.2 billion (C$ 4.5 million). The other members of the Consortium will each hold a 5% equity interest in the Project and are each expected to make an estimated cash contribution of KRW1.4 billion (C$ 1.5 million).

The details of equity interest and the expected cash contribution of each participant for the Project are set forth below.

Project participants	Equity interest in the Project	Cash contribution (In billions of KRW and millions of C$)
Fission	50%	None

		KRW	C$
Consortium
KEPCO	20%	5.6	6.0
KHNP(*1)	15%	4.2	4.5
KNFC(*2)	5%	1.4	1.5
Hanwha	5%	1.4	1.5
Gravis	5%	1.4	1.5

Sub-total	50%	14.0	15.0

Total	100%	14.0	15.0

(*1)	a wholly-owned subsidiary of KEPCO
(*2)	KEPCO owns 96.4% of equity interest in Korea Nuclear Fuel Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, In-gon
Name:	Kim, In-gon
Title:	Treasurer
Treasury Department

Date: January 31, 2008